(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . . 2.50 SEC FILE NUMBER 000-50082 CUSIP NUMBER 45255A 10 4

For Period Ended: June 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

IMPAC Medical Systems, Inc.

Full Name of Registrant

_____________________________________________________________________________________________

Former Name if Applicable

100 West Evelyn Avenue

Address of Principal Executive Office (Street and Number)

Mountain View, CA 94041

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 1l-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has delayed the filing of its Form 10-Q for the quarter ended June 30, 2004 due to the resignation of Deloitte & Touche LLP (“Deloitte”), the Company’s independent auditor.

PART IV- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kendra Borrego	650	623-8870
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation regarding the change in results of operations from the corresponding period for the last fiscal year that the Company expects will be reflected in its Form 10-Q for the quarter ended June 30, 2004.

IMPAC Medical Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2004	By	/s/ KENDRA A. BORREGO
Kendra A. Borrego
Chief Financial Officer

IMPAC Medical Systems, Inc.

Form 12b-25

August 17, 2004

Attachment

Part IV, Item 3

The Company’s preliminary results for the third quarter of fiscal 2004 have not been reviewed by independent auditors. The Company’s preliminary results are subject to change upon completion of the review of its financial statements for the quarter ended June 30, 2004.

Third Quarter Summary Results:

•	Net sales increased 21.3% to $18.7 million in the third quarter of fiscal year 2004 compared to $15.4 million for the same period in fiscal 2003.

•	Backlog increased 47.6% to $76.3 million in the third quarter of fiscal 2004 compared to $51.7 million for the same period in fiscal 2003 and decreased 5.2%, or $4.2 million, compared to the second quarter of fiscal 2004.

•	Amortization expense increased to $581,000 in the third quarter of fiscal 2004 compared to $70,000 for the same period in fiscal 2003 as a result of a recent acquisition.

•	Operating income decreased 31.2% to $2.0 million in the third quarter of fiscal 2004 compared to $2.9 million for the same period in fiscal 2003.

Year-To-Date Summary Results:

•	Net sales increased 23.6% to $48.7 million in the first nine months of fiscal 2004 compared to $39.3 million for the same period in fiscal 2003.

•	Amortization expense and the acquisition related in-process research and development write-off increased to $1.8 million in the first nine months of fiscal 2004 compared to $275,000 for the same period in fiscal 2003.

•	Operating income decreased 31.7% to $3.1 million in the first nine months of fiscal 2004 compared to $5.3 million for the same period in fiscal 2003.

•	Net cash flow from operating activities decreased 53.2% to $2.9 million in the first nine months of fiscal 2004 compared to $6.2 million for the same period in fiscal 2003.